U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Completion of Purchase of Suzhou E-Motors Electric Buses Co., Limited (“Suzhou E-Motors”)

This second amendment to the Current Report on Form 6-K initially filed on July 17, 2017 and amended on July 19, 2017 is being filed to provide the audited financial statements of Suzhou E-Motors for the years ended December 31, 2016 and 2015 and unaudited pro-forma combined financial statements of the Registrant and Suzhou E-Motors.

On July 12, 2017 (the “Closing Date”), the Company completed the transactions contemplated by that certain Purchase Agreement among the Registrant, Henglong Chen (“Chen”) and Suzhou E-Motors on May 2, 2016, as amended by the Supplementary Agreement dated December 22, 2016 and the Second Supplemental Agreement to the Purchase Agreement dated July 12, 2017 among the same parties (as amended, the “Purchase Agreement”). Pursuant to the Agreement, on July 12, 2017, the Registrant acquired 70% of the equity of Suzhou E-Motors from Chen, who controlled such equity interest. The aggregate purchase price paid to Chen was RMB 103,200,000 and 2,500,000 restricted common shares of the Registrant. The Registrant had previously deposited RMB 72,400,000 (approximately $10.4 million) in connection with the Purchase Agreement, which amount was refunded to the Registrant upon payment in full of the full purchase price.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Purchase Agreement, as amended on December 22, 2016 and July 12, 2017, the terms of which are incorporated herein by reference.

Financial statements of business acquired.

The audited financial statements of Suzhou E-Motors as of December 31, 2016 and 2015 are incorporated by reference into the annual report of the Registrant filed May 1, 2017 and are incorporated by reference into our registration statement on Form F-3 filed on August 22, 2016, as amended, and declared effective on March 9, 2017.

Pro Forma Financial Information.

The unaudited pro forma condensed combined balance sheet as of December 31, 2016 and the unaudited pro forma condensed combined income statements for the years ended December 31, 2016 are incorporated by reference into the annual report of the Registrant filed May 1, 2017 and are incorporated by reference into our registration statement on Form F-3 filed on August 22, 2016, as amended, and declared effective on March 9, 2017.

Such unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position that actually would have existed or the operating results that actually would have been achieved if the adjustments set forth therein had been in effect as of the dates and for the periods indicated or that may be achieved in future periods and should be read in conjunction with the historical financial statements of Suzhou E-Motors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Title: Chief Executive Officer

Dated: September 25, 2017

Exhibit Index

23.1	Consent of Friedman LLP
99.1	Suzhou E Motors Electric Buses Co., Ltd. Financial Statements for the years ended December 31, 2016 and 2015
99.2	Unaudited Pro Forma Combined Financial Statements of Tantech Holdings Ltd and Suzhou E Motors Electric Buses Co., Ltd. for the years ended December 31, 2016 and 2015